NETFABRIC HOLDINGS, INC.

299 CHERRY HILL ROAD
Parsippany, NJ 07054
Phone: 973-537-0077
Fax:     973-263-4746

July 9, 2009

Via Edgar Transmission and FedEx

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Mail Stop 4561

Re:	NetFabric Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 12, 2009
File No. 000-31553

Dear Ms. Jacobs:

In connection with NetFabric Holdings, Inc.’s (the “Company”) filing of its Definitive Information Statement on Schedule 14C, the Company hereby submits the following statement to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C:

The Company hereby acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

Very truly yours,

/s/ Fahad Syed
Fahad Syed